September 30, 2024

Linda Wang
Chief Executive Officer
Akso Health Group
Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building
No. 44, Moscow Road , Qianwan Bonded Port Area
Qingdao Pilot Free Trade Zone, China (Shandong)

       Re: Akso Health Group
           Form 20-F for the Fiscal Year Ended March 31, 2023
           Form 20-F for the Fiscal Year Ended March 31, 2024
           File No. 001-38245
Dear Linda Wang:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services